Exhibit 3.1

AMENDMENT TO
THE AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION
OF
INFLECTION POINT ACQUISITION CORP. II

RESOLVED, as a special resolution, THAT:

Effective as of the earlier of the filing this amendment with the Cayman Registrar and November 29, 2024, unless the Board earlier abandons this amendment, the text of Article 51.7 of the Amended and Restated Memorandum of Association and Articles of Association of the Company be deleted in its entirety and replaced by the following:

In the event that the Company does not consummate a Business Combination by August 21, 2025, such earlier time as the Directors may approve or such later time as the Members may approve in accordance with the Articles, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company, divided by the number of then issued Public Shares, which redemption will constitute full and complete payment for such Public Shares and completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions or other distributions, if any), subject to any obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law.

Effective as of the earlier of the filing this amendment with the Cayman Registrar and November 29, 2024, unless the Board earlier abandons this amendment, the text of Article 51.8 of the Amended and Restated Memorandum and Articles of Association of the Company be deleted in its entirety and replaced by the following:

In the event that any amendment is made to the Articles:

(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100 per cent of the Public Shares if the Company has not consummated a Business Combination by August 21, 2025, such earlier time as the Directors may approve or such later time as the Members may approve in accordance with the Articles; or

(b) with respect to any other material provisions relating to Members’ rights or pre-initial Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.